Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

	Years Ended
	12/31/2008	12/31/2007	12/31/2006
Fixed Charges:
Interest Expense	$13,077	$23,970	$23,124
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	13,077	23,970	23,124

Earnings:
Income Before Income Taxes and Non-Controlling Interest in Earnings of Consolidated Entities	944,229	1,405,004	1,192,038
Other	(72,965)	(6,861)	(9,446)
Fixed Charges	13,077	23,970	23,124
Total Earnings	$884,341	$1,422,113	$1,205,716

Consolidated Ratio Of Earnings To Fixed Charges	67.63	59.33	52.14

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.